Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Registration Statement Number: 333-208356

Below is a letter distributed to customers by Lam Research:

Dear

I am writing to thank you again for discussing with me recently the exciting news of our proposed merger with KLA-Tencor. We appreciate the tone of positive support for the transaction that we’ve heard from the industry globally. That was my hope, but it is genuinely appreciated to see the encouraging response and reinforcement of our strategic vision. We recognize that we cannot accomplish this vision without you and in that context want to sincerely express our appreciation for the opportunities you have provided Lam historically and the desire to develop the depth and breadth of our collaboration in the year ahead.

We have emphasized in all recent communications with customers, employees, and shareholders that the most important validation of this strategic decision will be the enhanced capability of the combined company to innovate and deliver value at a level not possible as standalone companies. You have our full commitment that our business combination has one primary purpose: to better support the technology and economic roadmaps of your business, in order to contribute more as a member of your supply chain, to the success of your company and your vision.

We plan to invest to continue strengthening the relationships of collaboration and trust. My hope is that as soon as practically possible, we will transition from the theory of creating value to one of substance. As the merger process evolves, we look forward to hearing your views on how our combination can bring additional value to your company; beginning in the March 2016 quarter, we would like to initiate discussions to plan for specific combined company joint development activity with you, so that we increase our ability to deliver on our fast to customer solutions ambition.

With no product overlap and a natural market complement, we are confident that the combination of Lam Research’s and KLA-Tencor’s capabilities in process and process control will enhance our ability to partner with you in addressing your most difficult challenges. We will have an absolute focus on meeting our commitments as standalone companies through the period of integration; we will never compromise our most important Vision Objective of being “number one in customer trust” or our Core Value of “think: customer, company, individual” in everything we do.

With this opportunity comes increased responsibility for Lam. Like other firms in our industry, KLA-Tencor has a long history of supplying equipment to the broad semiconductor eco-system, including wafer manufacturers, mask manufacturers, other wafer fab equipment (WFE) vendors, even firms that compete with KLA-Tencor; Lam Research also has some experience with that same industry inter-relationship complexity. As a combined company, we want to assure you of our intention to continue the existing KLA-Tencor supply and support relationship with your broad eco-system suppliers, whether they are our competitors or not.

Like you, our company places a very high value on protecting proprietary information – both our own and that of our partners. We are intuitively compelled to deliver to all players within the semi eco-system that high standard of trust in protecting confidential information and IP for the benefit of all participants.

Related, we wanted to advise you that in separate written correspondence, we shared this same commitment with KLA-Tencor customers who may be part of your supply chain, including the other WFE companies, materials companies and mask shops within the eco-system broadly. While we are still in the early stages of our integration planning, there has never been any question that Lam would continue this policy.

Today and until the time of closing, we will continue to operate as two separate companies. While it is clearly too soon to articulate how we will operate as a combined company, we want to embrace the perspectives of you and your team in our planning and will seek your guidance along this new journey for Lam. On behalf of the more than 12,000 employees that will represent the combined company, I want to personally assure you of our continuing commitment to best-in-class products and our focus on technology leadership, productivity, and speed to solutions.

As you might expect, there are important legal statements included in the attachment, which we are required to incorporate in certain written customer communications at this stage in our business combination process.

Never hesitate to reach out to me at any time with comments or questions. We always welcome your feedback, and we genuinely appreciate your support.

Sincere regards, Martin

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA-Tencor”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) technological achievements that may be realized by the combined company; and (3) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement on Form S-4, which includes the preliminary joint proxy statement of Lam and KLA-Tencor, also constitutes a prospectus of Lam Research, and was filed with the Securities and Exchange Commission (“SEC”) on December 7, 2015. Each of Lam and KLA-Tencor will provide a definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. On December 7 2015, Lam and KLA-Tencor filed with the SEC a Registration Statement on Form S-4 that include a preliminary joint proxy statement of Lam and KLA-Tencor and a prospectus of Lam. These materials are not yet final and will be amended. Each of Lam and KLA-Tencor will provide a definitive joint proxy statement/prospectus to their respective stockholders if the Registration Statement on Form S-4 is declared effective by the SEC. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the definitive joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction is set forth in the preliminary joint proxy statement/prospectus that has been filed with the SEC on December 7, 2015. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015.

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